Exhibit 99.2

ALEXCO RESOURCE CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE AND NINE MONTH PERIODS ENDED

SEPTEMBER 30, 2021

Suite 1225, 555 Burrard Street, Vancouver, BC V7X 1M9 ׀ Phone: 604-633-4888 Fax: 604-633-4887

www.alexcoresource.com

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE AND NINE MONTH PERIODS ENDED SEPTEMBER 30, 2021

TABLE OF Contents

1. THIRD QUARTER 2021 HIGHLIGHTS	3
2. OVERVIEW OF THE BUSINESS	4
3. BUSINESS DEVELOPMENTS	4
4. RESULTS OF OPERATIONS	6
5. OUTLOOK AND STRATEGY	8
6. FINANCIAL RESULTS	9
7. LIQUIDITY, CASH FLOWS AND CAPITAL RESOURCES	10
8. EMBEDDED DERIVATIVE ASSET AND FINANCIAL INSTRUMENTS	12
9. KEY MANAGEMENT COMPENSATION	14
10. CRITICAL ACCOUNTING POLICIES, ESTIMATES AND JUDGMENTS	14
11. NON-GAAP MEASURES	14
12. DISCLOSURE CONTROLS AND PROCEDURES	15
13. RISK FACTORS	15
14. CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS	16
15. SUMMARY OF MINERAL RESERVE AND RESOURCE ESTIMATES	17
16. TECHNICAL DISCLOSURE CAUTIONARY NOTE TO U.S. INVESTORS - INFORMATION CONCERNING PREPARATION OF RESOURCE ESTIMATES	19

Alexco Resource Corp. ׀ Page 2

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE AND NINE MONTH PERIODS ENDED SEPTEMBER 30, 2021

This Management’s Discussion and Analysis (“MD&A”) of Alexco Resource Corp. (“Alexco” or the “Corporation”) is dated November 9, 2021 and provides an analysis of Alexco’s unaudited interim condensed consolidated financial results for the three and nine month periods ended September 30, 2021 (“Q3 2021” and “YTD 2021”) compared to the three and nine month periods ended September 30, 2020 (“Q3 2020” and “YTD 2020”).

The following information should be read in conjunction with the Corporation’s September 30, 2021 unaudited interim condensed consolidated financial statements with accompanying notes, which have been prepared in accordance with IAS 34 Interim Financial Reporting, and with the Corporation’s audited consolidated financial statements with accompanying notes and related MD&A for the fiscal year ended December 31, 2020, which were prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”). The interim financial statements follow the same accounting policies and methods of computation as compared with the most recent annual financial statements. All dollar figures are expressed in Canadian dollars unless otherwise stated. These documents and additional information on the Corporation are available on the Corporation’s website at www.alexcoresource.com and on the SEDAR website at www.sedar.com and Edgar at www.sec.gov.

Except where specifically indicated otherwise, the disclosure in this MD&A of scientific and technical information regarding exploration projects on Alexco’s mineral properties has been reviewed and approved by Alan McOnie, FAusIMM, Vice President, Exploration, and Liana Stammers, P.Geo., Senior Exploration Geologist, while that regarding mine development, operations and mineral resources has been reviewed and approved by Neil Chambers, P.Eng., Chief Mine Engineer, all of whom are Qualified Persons as defined by National Instrument 43-101 - Standards of Disclosure for Mineral Projects (“NI 43-101”).

1. THIRD QUARTER 2021 HIGHLIGHTS

Corporate

•	The Corporation reported net income of $4,511,000 for Q3 2021 compared to a net loss of $15,241,000 for Q3 2020. For YTD 2021 the Corporation reported net income of $5,923,000 compared to a net loss of $15,417,000 for YTD 2020. The net income in Q3 2021 was primarily attributed to a non-cash fair value gain on the embedded derivative asset related to the Wheaton Precious Metals Corp. (“Wheaton”) silver purchase agreement (“SPA”), mainly due to a decrease in silver prices and a strengthening of the US dollar during the quarter. The net loss for Q3 2020 was primarily attributed to a non-cash fair value loss on the embedded derivative asset, mainly due to an increase in silver prices during the quarter.

•	The Corporation’s cash and cash equivalents as at September 30, 2021 totaled $22,204,000 compared to $23,742,000 as at December 31, 2020, while net working capital totaled $15,872,000 compared to $15,353,000 as at December 31, 2020 (see “Non-GAAP Measures” in Section 11). The Corporation’s restricted cash and deposits as at September 30, 2021 totaled $2,990,000 compared to $2,932,000 as at December 31, 2020.

•	The Corporation reported revenues of $6,483,000 for Q3 2021 compared to $795,000 for Q3 2020. Revenue in Q3 2021 was primarily derived from the sale of concentrate amounting to $5,959,000 from ore production sourced from the Bellekeno mine. At the end of Q3 2021, approximately 3,809 tonnes of development ore with a book value of $2,410,000, primarily from the Bermingham mine, had been stockpiled, awaiting completion of processing of Bellekeno ore. Reclamation management revenue of $524,000 was also recognized in Q3 2021. Revenues for Q3 2020 were solely from reclamation management.

•	At the operations level, the Corporation reported a gross loss of $1,513,000 for Q3 2021 compared to $153,000 for Q3 2020, primarily related to continuing ramp-up related costs at Keno Hill. Including corporate general and administrative expenses, the Corporation reported an operating loss of $3,232,000 for Q3 2021 compared to $5,356,000 for Q3 2020.

Mine Operations and Exploration

•	Ramp-up of mining and milling operations continued in Q3 2021 on schedule to reach sustainable design capacity (400 tonnes per operating day (“tpd”)) and planning for cash self-sufficiency in the first quarter of 2022 (“Q1 2022”). Overall, tonnes of ore mined in Q3 2021 increased by 72% compared to the second quarter of 2021 (“Q2 2021”). Combined (lead and zinc) concentrate production declined 10% compared to Q2 2021 as a result of an operational decision to stockpile Bermingham ore to allow completion of milling ore from Bellekeno on a stand-alone basis due to differences in metallurgical characteristics. Stockpiled ore from Bermingham will be milled separately and used for commissioning of the new regrind equipment. Site operations highlights include:
Alexco Resource Corp. ׀ Page 3

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE AND NINE MONTH PERIODS ENDED SEPTEMBER 30, 2021

o	At the Bermingham mine, initial ore production was achieved in August and continues in the fourth quarter of 2021 (“Q4 2021”). The Alimak raise broke through to the surface in Q2 2021 and the raise contractor completed the final installation of the escapeway ladders and ventilation equipment in Q3 2021 allowing further scale up of underground activities in Q4 2021.
o	At the Flame & Moth mine, underground development continues; the primary ramp has reached the first ore access level and development towards the first ore cross-cut is underway with initial ore production anticipated in Q4 2021. Development at Flame & Moth is also focused on completing the Alimak raise nest to allow the advancement of the ventilation and secondary escape raise.
o	Underground mining activity began to wind down in September 2021 at the Bellekeno mine. Upon completion of ore production from the Bellekeno mine in October 2021, salvageable equipment and material was removed and reallocated to the Bermingham and Flame & Moth mines.
o	The Keno District mill continued normal operations in Q3 2021 on a reduced schedule to accommodate the “milling out” of final tonnes from Bellekeno along with mechanical and electrical work to install and tie in the new ball mill and two regrind mills necessary to optimize plant throughput and concentrate quality from the Bermingham and Flame & Moth mines. Additional optimization and metallurgical adjustments are anticipated as the mill ore feed transitions to the Bermingham mine.
o	In Q3 2021, the Corporation capitalized expenditures totaling $8,612,000 on underground development at the Bermingham and Flame & Moth mines.
•	In mid-March 2021 Alexco commenced a large-scale surface exploration program utilizing four drills focusing on infill and extension drilling of the Bermingham Northeast Deep zone mineralization. The drilling program was completed in October 2021 with a total of 17,830 meters (“m”) having been drilled. Directional drill technology was used to increase efficiency and accuracy of infill drilling, with the objective of updating the existing Bermingham Mineral Resource Estimate to include the Northeast Deep zone. A total of 51 intercepts of the mineralized vein zones have been completed with initial results published in September 2021 and final results are anticipated to be available in late 2021. Total exploration expenditures capitalized during Q3 2021 were $3,811,000.

2. OVERVIEW OF THE BUSINESS

The Corporation owns the majority and most prospective part of the historic Keno Hill Silver District (“Keno Hill” or the “District”), located in Canada's Yukon Territory. The Bellekeno silver mine, a high-grade silver operation, commenced commercial production at the beginning of 2011 and was Canada's only operating primary silver mine from 2011 to 2013, producing a total of 5.6 million (“M”) ounces (“oz”) of silver during the 2010 - 2013 period. In June 2020, the Corporation announced it was moving forward with final development of its mines at Keno Hill, including production from the Bellekeno, Flame & Moth, and Bermingham deposits. Ore production from the Bellekeno mine began in November 2020, concurrent with underground development and mining activities at the Bermingham and Flame & Moth mines. Ore production from the Bermingham mine began in August 2021 and initial development ore is anticipated from Flame & Moth in December 2021.

Keno Hill lies within the traditional territory of the First Nation of Na-Cho Nyak Dun (“FNNND”). Alexco is party to a Comprehensive Cooperation and Benefits Agreement with the FNNND, setting out common understandings, obligations and opportunities arising from all of Alexco’s activities within the District including exploration, care and maintenance, historic District closure activities, and mine production.

Alexco is a public company which is listed on the Toronto Stock Exchange and the NYSE American Equities Exchange (under the symbol AXU).

3. BUSINESS DEVELOPMENTS

Revolving Credit Facility

On September 23, 2021, the Corporation and the Offtaker amended the existing offtake agreement to allow for an unsecured revolving credit facility (the “Facility”) for up to US$7,500,000. The Facility allows the Corporation to request prepayments, in US$1,000,000 increments, which are repaid in five monthly installments against future deliveries of concentrate or in cash. The interest rate on drawn amounts is equal to three month LIBOR + 7.05%. The standby fee on undrawn amounts is 1.5% per annum, payable quarterly. As at the date of this MD&A, no amounts have been drawn from the Facility.

Alexco Resource Corp. ׀ Page 4

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE AND NINE MONTH PERIODS ENDED SEPTEMBER 30, 2021

Updated Technical Report

In May 2021 Alexco filed an updated technical report (the “Technical Report”) for the Keno Hill operations, expanding the Mineral Reserve by 22% to 1.44 million tonnes, grading an average 804 grams per tonne (“g/t”) silver (“Ag”), 3.84% zinc (“Zn”), 2.64% lead (“Pb”), and 0.31 g/t gold (“Au”), or approximately 1,035 g/t silver equivalent (“AgEq”) (AgEq. calculated using the annual metal price assumptions used for Mineral Reserves as shown in Table 22-3 of the Technical Report). The updated reserve mine plan indicates the mine is projected to produce over 35.5 million ounces of Ag over the next 8 years.

COVID-19

In March 2020, the World Health Organization declared a global pandemic related to COVID-19. The impacts on global commerce have been far-reaching. There is significant ongoing uncertainty surrounding COVID-19 and the extent of the impacts that it may have on the Corporation’s ability to complete ramp-up and bring its properties to full production. There is also uncertainty related to the longer term continuation or increased COVID-19 related workplace and travel restrictions, supply chain interruptions, and recruitment of underground miners and maintenance technicians. The Corporation notes that COVID-19 pandemic risk remains a risk to ramp-up and production activities at Keno Hill.

Alexco Resource Corp. ׀ Page 5

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE AND NINE MONTH PERIODS ENDED SEPTEMBER 30, 2021

4. RESULTS OF OPERATIONS

Key operational metrics for Q3 2021, Q2 2021, the first quarter of 2021 (“Q1 2021”), and YTD 2021 is summarized as follows:

	Q3 2021	Q2 2021	Q1 2021	YTD 2021

Ore tonnes mined	11,101	6,464	4,427	21,992
Ore tonnes milled	7,275	10,896	3,850	22,021
Mill throughput (tonnes per operating day)[1]	162	176	107	154
Ore tonnes stockpiled	3,809	635	5,067	3,809
Underground development meters	288	228	172	688

Head grade
Silver (g/t)	778	703	985	775
Lead	11.3%	9.3%	11.9%	10.3%
Zinc	6.5%	3.1%	3.3%	4.3%

Recoveries
Silver	95%	93%	83%	92%
Lead in lead concentrate	93%	83%	85%	87%
Zinc in zinc concentrate	65%	85%	31%	68%

Concentrate production and grades
Lead concentrate produced (tonnes)	1,039	1,174	539	2,752
Silver grade (grams per tonne)	5,089	5,729	5,664	5,463
Lead grade	74%	70%	72%	72%
Zinc concentrate produced (tonnes)	588	635	105	1,328
Silver grade (grams per tonne)	203	715	775	445
Zinc grade	52%	53%	37%	48%

Contained metal in concentrate produced
Silver (ounces)	173,757	227,683	100,984	502,424
Lead (pounds)	1,683,571	1,799,959	854,346	4,337,876
Zinc (pounds)	671,606	637,780	86,494	1,395,880

Sales volumes by payable metal[2]
Silver (ounces)	167,184	207,876	88,523	463,583
Lead (pounds)	1,650,654	1,725,757	719,178	4,095,589
Zinc (pounds)	539,458	439,850	60,247	1,039,555

Recognized metal prices[3]
Silver (per ounce)	US$25.46	US$27.14	US$26.48	US$26.02
Lead (per pound)	US$1.09	US$0.99	US$0.92	US$1.00
Zinc (per pound)	US$1.36	US$1.34	US$1.24	US$1.34

Exploration
Meters drilled (m)	7,209	8,403	507	16,119
Exploration expenditures incurred ($)	3,811,000	4,696,000	1,233,000	9,740,000

1.	Mill throughput (tonnes per operating day) is based on the number of days that the mill was operational during the period. The mill was operational for 45 days, 62 days and 36 days during Q3 2021, Q2 2021 and Q1 2021, respectively.
2.	Sales volumes by payable metal represents the volumes of each payable metal sold to the Offtaker, and prior to the 25% of silver that is delivered to Wheaton under the Wheaton SPA. Silver is the only metal deliverable to Wheaton under the Wheaton SPA.
3.	Recognized metal prices represent average metal prices for concentrate sales revenue recognized over the period, weighted by dollar of concentrate sales revenue recognized.

During Q3 2021, the Corporation mined 11,101 tonnes of ore, of which 2,468 ore tonnes were attributable to Bermingham and 8,633 ore tonnes were attributable to Bellekeno. Initial ore production from Bermingham was achieved in August 2021 and grades to date have been consistent with block model estimates. Ore production from Bellekeno concluded in October 2021. Underground development activities at Flame & Moth continue, with initial ore production anticipated in Q4 2021. Upon completion of Bellekeno mine ore production in October 2021, equipment and operators were redeployed to the Bermingham and Flame & Moth mines to increase production and development rates. Underground development meters at Bermingham and Flame & Moth increased by approximately 26% from Q2 2021 to Q3 2021.

Alexco Resource Corp. ׀ Page 6

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE AND NINE MONTH PERIODS ENDED SEPTEMBER 30, 2021

During Q3 2021, the Corporation milled 7,275 tonnes of ore. Since initial commissioning in December 2020, the mill has been operating on a modified rotation schedule to match ore production from Bellekeno. No ore sourced from Bermingham was milled during Q3 2021 and instead 2,468 ore tonnes were stockpiled. In October 2021 the remaining ore sourced from Bellekeno was milled prior to transitioning to processing ore from Bermingham. Metallurgical performance in Q3 2021 was within design expectations for Bellekeno ore and additional optimization and adjustments are anticipated as the mill feed transitions to solely Bermingham ore.

As of September 30, 2021, there were 3,809 tonnes of ore, primarily from the Bermingham mine that were stockpiled at the mill with a corresponding cost base of $2,410,000. The Corporation made an operational decision to stockpile the Bermingham ore produced during Q3 2021, primarily to allow completion of mining and milling at the Bellekeno mine, which was accomplished in October 2021.

During Q3 2021, the Corporation produced 1,039 tonnes of Pb/Ag concentrate and 588 tonnes of Zn/Ag concentrate. Recoveries averaged 95% for Ag, with 98% of recovered Ag attributable to the Pb/Ag concentrate.

During Q3 2021, the Corporation shipped 1,071 tonnes of Pb/Ag concentrate and 597 tonnes of Zn/Ag concentrate to its Offtaker under the Corporation’s offtake agreement.

During Q3 2021, the Corporation sold the equivalent of 167,184 ounces of silver to its Offtaker under the Corporation’s offtake agreement, from which 25% of the payable ounces were delivered to Wheaton under the Wheaton SPA.

Exploration

In mid-March 2021, Alexco commenced a large-scale surface exploration program and progressed as follows:

•	The program over the Northeast Deep zone commenced mid-March 2021 initially with three drills, and a fourth drill was added in April. The program targeted extensions of the shallower Northeast Zone reserve and resource, as well as testing for continuity and tenor of high grade mineralization intersected at depth in 2020. The drilling program was completed in October 2021 with a total of 17,830 m having been drilled.

•	The drilling program utilized directional drill technology which involves completion of an initial upper “mother” drill hole to target depth followed by a series of lower “daughter” holes collared internally from the primary drill hole. Deployment of directional drilling technology is a new initiative at Keno Hill (though the technology is well proven) and it has increased the efficiency and accuracy for this deep infill drilling.

•	The technological benefits from directional drilling, albeit at a higher incremental cost, have allowed the adjusted plan to include additional intercepts in the 500 m long target zone compared to the original plan with fewer overall meters drilled.

•	Initial results were published during Q3 2021 (see press release), with final results anticipated to be available in late 2021.

ERDC

In parallel with mine operations, Alexco, through its subsidiary Elsa Reclamation & Development Company Ltd. (“ERDC”), continues to advance the reclamation project related to historic environmental disturbances in the District. In addition, as part of Alexco’s 2006 acquisition of the United Keno Hill Mines Limited and UKH Minerals Limited (“UKHM”) mineral rights in the District, ERDC is retained by the Canadian Government as a paid contractor responsible on a continuing basis for the environmental care and maintenance for the historical environmental liabilities of the former UKHM mineral properties.

ERDC currently holds a Type B Water Use License (“WUL”) under the Yukon Waters Act which prescribes the conditions for compliance.  ERDC is responsible for carrying out the environmental care and maintenance at various sites within the UKHM mineral rights, for a fixed annual fee established on a per-site basis totaling $900,000, adjustable for material changes in scope.

Alexco Resource Corp. ׀ Page 7

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE AND NINE MONTH PERIODS ENDED SEPTEMBER 30, 2021

5. OUTLOOK AND STRATEGY

Production and Development at Keno Hill

The Company continues ramp-up of mining and milling operations and is targeting to reach full production at Keno Hill in Q1 2022. In summary:

•	Initial ore production was achieved at Bermingham in August 2021. Ore production at Bellekeno concluded in October 2021, at which point equipment and material salvage was completed and the mining personnel and equipment were transitioned to the Bermingham and Flame & Moth mines.

•	Commissioning of the second grinding mill and concentrate regrinding mill is expected to occur in Q4 2021 as the mill feed source transitions to the Bermingham and Flame & Moth mines. Elsewhere, all 2021 planned District wide property plant and equipment capital improvements are complete. Commissioning of the new ball mill and regrind circuits as well as throughput capacity testing to 18 tonnes per hour (400 tpd sustained) is planned in Q4 2021.

•	At the Flame & Moth mine, underground development activities have been progressing steadily, with initial ore production anticipated in Q4 2021. The primary ventilation raise, currently being established for Alimak operations, is expected to be completed in early Q1 2022 allowing scale up of ore production and development activities.

•	The Corporation remains focused on continuing optimization of underground activities as follows:

o	At both the Bermingham and Flame & Moth mines, improving underground cycle times and advance rates in variable ground (quartzite and schist) remains a focus along with continued recruitment and training of miners and maintenance technicians as a priority.

o	Improving underground equipment availability and water management and treatment remains an operational focus for continued performance improvement and advance rates.

o	Continually evolving plans to mitigate new or the longer-term continuation of COVID-19 related workplace restrictions, newly implemented travel restrictions and the impact on supply chain interruptions and employee recruitment and retention.

Exploration

The Bermingham Northeast Deep zone exploration and resource definition drilling is complete with a total of 51 intercepts of the targeted mineralized vein zone. Initial results were published in September 2021, with final results anticipated to be available in late 2021. The Corporation plans to complete an update to the Bermingham Mineral Resource in late Q4 2021.

ERDC

ERDC currently holds a Type B Water Licence (QZ17-076) under the Waters Act to undertake Care and Maintenance activities, which expires in August 2022. In Q1 2021, ERDC entered an application for a renewal of Water Licence QZ17-076 to undertake the reclamation plan and to replace the current care and maintenance Water Licence. This (draft) UKHM Reclamation Plan has successfully completed the adequacy phase of the application process under the authority of the Yukon Water Board and it is expected to enter the public consultation phase in Q4 2021.

Economic Climate

Ag, Pb, and Zn historically are the primary metals found within the District.

During Q3 2021, the average Ag price was US$24.36 per ounce and traded from a low of US$21.52 per ounce on September 30, 2021 to a high of US$26.61 per ounce on July 6, 2021, while Pb traded between US$0.97 to US$1.13 per pound and Zn traded between US$1.32 to US$1.40 per pound. As at the date of this MD&A, spot commodity prices are approximately US$24.10 per ounce for Ag, US$1.08 per pound for Pb and US$1.48 per pound for Zn and the Canadian-US exchange rate is approximately US$0.80 per CAD.

Alexco Resource Corp. ׀ Page 8

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE AND NINE MONTH PERIODS ENDED SEPTEMBER 30, 2021

Consensus investment analyst forecasts over the next two years for Ag average approximately US$24.81 per ounce, while forecasts for Pb and Zn average approximately US$0.94 per pound and US$1.18 per pound, respectively. The Canadian-US exchange rate consensus forecast for the next two years is US$0.79 per CAD (see “Risk Factors” in Section 11 of the MD&A for the year ended December 31, 2020, including but not limited to “Potential Profitability of Mineral Properties Depends Upon Other Factors Beyond the Control of Alexco” and “General Economic Conditions May Adversely Affect Alexco’s Growth and Profitability” thereunder).

6. FINANCIAL RESULTS

Key financial metrics are summarized as follows:

(expressed in thousands of Canadian dollars, except per share and share amounts)
	Q3 2021	Q3 2020	YTD 2021	YTD 2020
Revenues - Mining operations	5,959	-	16,193	-
Revenues - Reclamation management	524	795	2,042	2,233
Operating Loss	(3,232)	(5,356)	(8,775)	(10,728)
Adjusted Income (Loss) Before Taxes[1]	(3,272)	(5,514)	(4,530)	(10,683)
Cash and cash equivalents	22,204	39,751	22,204	39,751
Net Working Capital[1]	15,872	37,998	15,872	37,998
Adjusted Net Income (Loss)[1]	(4,232)	(3,265)	(5,629)	41
Net Income (Loss)[2]	4,511	(15,241)	5,923	(15,417)
Shareholders
Basic and diluted net income (loss) per common share[2]	0.03	(0.11)	0.04	(0.12)
Adjusted basic and diluted net income (loss) per common share[1]	(0.03)	(0.02)	(0.04)	-
Total assets[3]	220,314	183,198	220,314	183,198
Total liabilities[4]	28,538	24,384	28,538	24,384
1.	See “Non-GAAP Measures” in Section 11.
2.	Net income for Q3 2021 includes a non-cash fair value gain relating to the embedded derivative asset totaling $8,743,000 (2020 - loss of $11,976,000). Net income for YTD 2021 includes a non-cash fair value gain relating to the embedded derivative asset totaling $11,552,000 (2020 - loss of $15,458,000).
3.	Total assets increased primarily due to increases in mineral properties, plant and equipment.
4.	Total liabilities increased primarily due to increases in deferred income tax liabilities.

The Corporation reported an operating loss of $3,232,000 for Q3 2021, compared to $5,356,000 for Q3 2020. The decrease in operating loss from Q3 2020 to Q3 2021 is primarily a result of decreased mine site maintenance expenditures at the Bellekeno mine and the District mill, partially offset by a gross loss from mining operations in Q3 2021 compared to no mine operations in Q3 2020.

Key financial information for the most recent eight quarters is summarized as follows, reported in thousands of Canadian dollars except for per share amounts:

Period	Revenue	Gross Profit (Loss)	Net Income (Loss)	Basic Income (Loss) per Share	Diluted Income (Loss) per Share	Gain (Loss) on Embedded Derivative Asset	Expenditures Capitalized on Mineral Properties
Q4 2019	6,079	1,150	(6,343)	$(0.06)	$(0.06)	(807)	1,794
Q1 2020	567	27	12,053	$ 0.10	$ 0.10	8,097	1,975
Q2 2020	871	(24)	(12,229)	$(0.10)	$(0.10)	(11,579)	1,396
Q3 2020	795	(153)	(15,241)	$(0.11)	$(0.11)	(11,976)	4,817
Q4 2020	633	(284)	(15,817)	$(0.12)	$(0.12)	(6,270)	10,196
Q1 2021	3,813	(1,066)	4,159	$ 0.03	$ 0.03	3,009	10,770
Q2 2021	7,939	(467)	(2,748)	$(0.02)	$(0.02)	(200)	14,526
Q3 2021	6,483	(1,513)	4,511	$ 0.03	$ 0.03	8,743	12,487
1.	Sum of all the quarters may not add up to the yearly totals due to rounding.
2.	The table includes results from continuing and discontinued operations (applicable to the 2020 periods).

Alexco Resource Corp. ׀ Page 9

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE AND NINE MONTH PERIODS ENDED SEPTEMBER 30, 2021

The net loss for Q4 2019 reflects increased non-cash costs related to a loss on the fair value of the derivative asset related to the Wheaton stream and an increase in share-based compensation expense. The net income from Q1 2020 reflects a gain on the sale of Alexco’s environmental services business, AEG, and a non-cash fair value gain on the embedded derivative asset related to the Wheaton streaming agreement, offset by site-based expenditures along with general and administrative expenses of the Corporation. The net loss in Q2 2020 reflects a non-cash fair value loss of $11,579,000 on the embedded derivative asset related to the Wheaton streaming agreement, as well as site-based expenditures related to mill maintenance in anticipation of mill commissioning and general and administrative expenses of the Corporation. The net loss for Q3 2020 reflects a non-cash fair value loss of $11,976,000 related to the embedded derivative asset on the Wheaton streaming agreement and an increase in site-based expenditures at the Bellekeno deposit and the District mill in preparation of mill commissioning. The net loss for Q4 2020 reflects a non-cash fair value loss of $6,270,000 on the embedded derivative asset related to the Wheaton streaming agreement, mine site expenditures at the Bellekeno deposit and the District mill in preparation for mill commissioning, and a write-down of non-current ore in stockpile at Bellekeno of $2,773,000. The net income for Q1 2021 reflects a non-cash fair value gain of $3,009,000 on the embedded derivative asset related to the Wheaton streaming agreement, $4,500,000 gain on sale of Alexco’s NSR Royalty in Golden Predator, partially offset by gross loss from mining operations and general and administrative expenses. The net loss for Q2 2021 was primarily due to continued ramp-up costs associated with bringing Keno Hill towards commercial production. The net income for Q3 2021 was primarily attributable to a non-cash fair value gain on the embedded derivative asset.

The mineral property expenditures in Q4 2019 mainly reflect continued work with independent contractors on a prefeasibility study (“PFS”), completion of the 2019 surface exploration drilling program, and development infrastructure initiatives at site. The mineral property expenditures in Q1 and Q2 2020 reflect completion of an airborne geophysical program, development activities at site, and preparation for the upcoming surface exploration drilling program. The mineral property expenditures in Q3 2020 mainly reflect the commencement of the surface drilling program and development activities associated with the positive decision to move the District to production. The mineral property expenditures in Q4 2020, Q1 2021, Q2 2021 and Q3 2021 mainly reflect development activities at Bermingham and Flame & Moth as well as the surface exploration drilling program at the Bermingham Northeast Deep zone, which commenced in late Q1 2021.

General and Administrative Expenses

Corporate general and administrative expenses during Q3 2021 totaled $1,719,000 compared to $1,793,000 for Q3 2020. Corporate general and administration expenses consist of office and administration, salaries and contractors, share-based compensation, and other costs to support development at Keno Hill. Both periods included non-cash costs in the amounts of $516,000 and $450,000, respectively, which relate to share-based compensation and depreciation expenses.

7. LIQUIDITY, CASH FLOWS AND CAPITAL RESOURCES

Liquidity

The Corporation’s cash and cash equivalents as at September 30, 2021 totaled $22,204,000 compared to $23,742,000 as at December 31, 2020, while net working capital (see “Non-GAAP Measures” in Section 11) totaled $15,872,000 compared to $15,353,000 at December 31, 2020. The Corporation’s restricted cash and deposits as at September 30, 2021 totaled $2,990,000 compared to $2,932,000 as at December 31, 2020.

With its cash resources and net working capital on hand as at September 30, 2021, along with anticipated concentrate derived revenue from operations and from existing ore in stockpile, the Corporation anticipates it will have sufficient capital resources to service the requirements of its capital and development costs for underground production operations, exploration activities, and corporate offices and administration, for at least the next 12 month period. Prior to the Corporation reaching its anticipated full capacity production and planning for cash self-sufficiency in Q1 2022, the Corporation will continue to incur mine development and production expenditures partially offset by concentrate revenues. As noted elsewhere in this MD&A, the longer term continuation or increased COVID-19 related workplace and travel restrictions, supply chain interruptions, and recruitment of underground miners and maintenance technicians remain a risk to ramp-up and production activities at Keno Hill. Further, any unforeseen capital and development expenditures in excess of current plans, slower than forecasted development advance rates, and funding necessary to achieve the Corporation’s long-term objectives for the ongoing exploration and future development of its mineral properties may require the Corporation to raise additional funding in the future.

Alexco Resource Corp. ׀ Page 10

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE AND NINE MONTH PERIODS ENDED SEPTEMBER 30, 2021

The Corporation’s main sources of funding have been from mining operations revenue and reclamation management revenue from ERDC (and prior to February 14, 2020 from environmental services provided through AEG) and equity issuances. All sources of financing reasonably available will be considered to fund future capital requirements should they arise, including but not limited to issuance of new capital, issuance of new debt, and the sale of assets in whole or in part, including mineral property interests or other property interests. There can be no assurance of profitable mining operations or continued access to financing in the future, and an inability to generate or secure such funding may require the Corporation to substantially curtail and defer its planned exploration and development activities.

The Corporation’s activities expose it to a variety of financial risks: market risk (currency risk), credit risk, commodity risk and liquidity risk. Risk management is carried out by Management under policies approved by the Board of Directors. Management identifies and evaluates the financial risks in co-operation with the Corporation’s operating units. The Corporation’s overall risk management program seeks to minimize potential adverse effects on the Corporation’s financial performance, in the context of its general capital management objectives as further described in Note 21 of the Corporation’s annual consolidated financial statements for the year ended December 31, 2020.

The Corporation manages liquidity uncertainty by monitoring actual and projected cash flows on a regular basis to try to ensure the Corporation can service its contractual obligations and commitments such as flow through financing commitments. Factors that can impact the Corporation’s liquidity are monitored regularly and include operational levels, operating costs, capital costs and foreign exchange rates.

Cash Flows

(expressed in thousands of Canadian dollars)	Three months ended September 30		Nine months ended September 30
	2021	2020	2021	2020

Cash used in operating activities	$ (530)	$ (2,041)	$ (4,560)	$ (7,458)
Cash from (used in) investing activities	(15,441)	(5,847)	(35,953)	1,769
Cash from (used in) financing activities	(948)	29,840	38,975	38,262

	$ (16,919)	$ 21,952	$ (1,538)	$ 32,573

Cash used in operating activities was $530,000 for Q3 2021 versus $2,041,000 for Q3 2020. Cash used in operating activities during Q3 2021 was primarily from operating expenditures, the stockpiling of ore inventories, and general and administrative expenses, partially offset by the sale of concentrate from the production of concentrate inventories. Cash used in investing activities was $15,441,000 for Q3 2021 versus $5,847,000 for Q3 2020. Cash used in investing activities during Q3 2021 was primarily due to expenditures on mineral properties, plant and equipment to develop the Bermingham and Flame and Moth mines and for mill commissioning, and the Bermingham Northeast Deep surface exploration drilling program. Cash used in financing activities was $948,000 for Q3 2021 versus inflows of $29,840,000 for Q3 2020. Cash used in financing activities during Q3 2021 was primarily due to repayment of lease liabilities.

Capital Resources

On November 2, 2020 the Corporation filed a short-form base shelf prospectus (the “Shelf”) with the securities commissions in each of the Provinces of British Columbia, Alberta, Saskatchewan, Manitoba and Ontario and a corresponding amendment to its registration statement on Form F-10 (Registration Statement) with the United States Securities and Exchange Commission (SEC) under the U.S./Canada Multijurisdictional Disclosure System, which allows the Corporation to make offerings of common shares, warrants, subscription receipts and/or units up to an aggregate total of $50,000,000 during the 25-month period following November 2, 2020. As of the date of this MD&A, $40,451,241 has been applied against this Shelf.

On January 28, 2021, the Corporation completed an equity financing and issued 2,704,770 flow-through common shares for aggregate gross proceeds of $11,700,666. The flow-through common shares comprise: (i) 2,053,670 flow-through shares with respect to “Canadian exploration expenses” (the “CEE Shares”) priced at $4.48 per CEE Share with a flow-through share premium of $2,356,000 based on the difference between the market value of the common shares and the amount the investors pay for the flow-through shares; and (ii) 651,100 flow-through shares with respect to “Canadian development expenses” (the “CDE Shares”) priced at $3.84 per CDE Share with a flow-through share premium of $330,000 based on the difference between the market value of the common shares and the amount the investors pay for the flow-through shares. The Corporation incurred share issuance costs of $1,094,498.

Alexco Resource Corp. ׀ Page 11

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE AND NINE MONTH PERIODS ENDED SEPTEMBER 30, 2021

On June 10, 2021, the Corporation completed an equity financing and issued 8,214,450 common shares at a price of $3.50 per share for aggregate gross proceeds of $28,750,575. This issuance was completed pursuant to a prospectus supplement dated June 7, 2021 to the short form base shelf prospectus of the Corporation dated November 2, 2020. The Corporation incurred share issuance costs of $1,672,955.

The Corporation holds a $1,250,000 promissory note receivable that is payable to Alexco on December 31, 2022, bearing interest of 5%.

The following table summarizes the current contractual obligations of the Corporation and associated payment requirements over the next five years and thereafter:

Contractual Obligations (expressed in thousands of Canadian dollars)	Payments Due by Period
	Total	Less than 1 year	1 - 3 years	3 - 5 years	After 5 years

Leases	$ 6,931	$ 959	$ 5,972	$ Nil	$ Nil
Decommissioning and rehabilitation provision (undiscounted basis)	7,211	935	3	130	6,143
Committed Expenditures: Purchase obligations	541	251	220	70	Nil
Total	$ 14,683	$ 2,145	$ 6,195	$ 200	$ 6,143

Share Data

As at the date of this MD&A, the Corporation has 150,908,323 common shares issued and outstanding. In addition, there are outstanding incentive share options exercisable into a further 7,733,618 common shares, warrants to be settled by way of common shares issued from treasury for a further 2,000,000 common shares, restricted share units to be settled by way of common shares issued from treasury for a further 316,336 common shares and deferred share units to be settled by way of common shares issued from treasury for a further 528,000 common shares.

Off-Balance Sheet Arrangements

Alexco has no off-balance sheet arrangements as defined by National Instrument 52-109.

8. EMBEDDED DERIVATIVE ASSET AND FINANCIAL INSTRUMENTS

Embedded Derivative Asset

During YTD 2021, a portion of the embedded derivative asset related to the Wheaton SPA was settled. The embedded derivative asset was calculated based on the discounted future cash flows associated with the difference between the original US$3.90 per ounce production payment Wheaton would pay for each payable ounce delivered under the SPA and the amended production payment under the amended SPA (amended March 29, 2017 and subsequently on August 5, 2020) which varies depending on the silver pricing curve. The fair value of the embedded derivative asset was estimated using a probability-based dynamic pricing structure resulting in a mark-to-market adjustment for the three and nine month periods ended September 30, 2021 of $8,743,000 and $11,552,000 (2020 - ($11,976,000) and ($15,458,000)), respectively.

Based on assumptions used in the dynamic valuation model, the value of the derivative asset as at September 30, 2021 is $24,682,000. Payments from Wheaton are inversely related to the silver price; if, for example, silver prices were to decline from the current spot and forward prices as at September 30, 2021 by 10% per ounce and all other assumptions remained the same, the approximate derivative asset value would be $31,933,000. Similarly, if silver prices were to increase from the current spot and forward prices as at September 30, 2021 by 10% per ounce and all other assumptions remained the same, the approximate derivative asset value would be $18,771,000.

Alexco Resource Corp. ׀ Page 12

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE AND NINE MONTH PERIODS ENDED SEPTEMBER 30, 2021

The valuation model for the embedded derivative asset related to the Wheaton SPA relies upon inputs from the current mine plan incorporating the payable ounces already delivered. It is also revised for updated studies, mine plans and actual production. Furthermore, the valuation model for the embedded derivative asset is updated quarterly to utilize a probability based dynamic pricing structure as opposed to a static pricing structure. As such, the discount rate used and Ag price assumptions being updated quarterly are based on the risk-free yield curve and Ag price forward curve at quarter end.

The following table summarizes the expected stand-alone impact on the embedded derivative asset value based on changes in model inputs:

Dynamic Model Input Change	Expected Impact on Embedded Derivative Asset Value
Ag Price Increase	Decrease
Ag Price Volatility Increase	Decrease
Increase in production rate	Increase
Foreign Exchange: US dollar appreciates compared to CDN dollar	Increase
Risk Free Yield Increase	Decrease

Management expects that changes in the fair value of the embedded derivative asset during production will largely be driven by the risk-free yield curve, Ag price forward curve and production rate. In volatile Ag price environments, the valuation changes to the embedded derivative asset are expected to be material.

On September 14, 2021, the date for completion of the 400 tonne per day mine and mill completion test referenced in the Wheaton SPA was extended to December 31, 2022.

Financial Instruments

All of the Corporation’s cash and cash equivalents as at September 30, 2021 were held in the form of demand deposits. Alexco’s restricted cash and deposits were held in the form of term deposits and demand deposits. The Corporation’s other financial instruments were its trade and other accounts receivable, its accounts payable and accrued liabilities, its promissory note receivable, and its investment in marketable securities.

As at September 30, 2021, a total of $2,990,000 of the Corporation’s restricted cash and deposits represents cash collateral posted with a surety company to underwrite surety bonds for security in respect of mine-site reclamation at certain of the Corporation’s mineral properties. The balance of the Corporation’s restricted cash and deposits represent security provided in respect of certain long-term operating lease commitments. The term deposits held as at September 30, 2021 as individual financial instruments carry initial maturity periods of one year or less. They have been classified as investments and accordingly are carried at amortized cost. All term deposits held are investment grade, low risk investments, generally yielding between 0.05% and 0.3% per annum, and their carrying amounts approximate their fair values given their short terms and low yields.

Substantially all the Corporation’s cash, demand deposits and term deposits are held with major financial institutions in Canada. With respect to these instruments, management believes the exposure to credit risk is insignificant due to the nature of the institutions with which they are held, and that the exposure to liquidity and interest rate risk is similarly insignificant given the low-risk-premium yields and the demand or short-maturity-period character of the deposits.

The Corporation’s accounts and other receivables as at September 30, 2021 total $4,272,000, and primarily relate to a receivable from a government agency and provisionally priced trade receivables from the Corporation’s Offtaker. The Corporation is exposed to credit losses due to the non-performance of its counterparties. The Corporation’s customer for the current reclamation management operations (carried out by ERDC) is a government body and therefore is not considered a material risk. Provisionally priced trade receivables consist of amounts receivable under the Corporation’s offtake agreement. Changes in the fair value of these receivables are recorded as other revenue within mining operations revenue at each period end using quoted forward metals prices obtained from futures exchanges.

Alexco Resource Corp. ׀ Page 13

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE AND NINE MONTH PERIODS ENDED SEPTEMBER 30, 2021

The Corporation’s promissory note receivable as at September 30, 2021 totals $1,250,000 and relates to the sale of AEG. The Corporation is exposed to credit losses due to the non-performance of its counterparties and considering its promissory note is with one party, concentrating the risk, it does consider this to be a material risk. Furthermore, the maturity date of the promissory note receivable was deferred from February 14, 2021 to December 31, 2022, bearing interest of 5% for the duration of this period and payable on maturity. All other terms of the promissory note remain unchanged. The Corporation considered the expected lifetime credit losses associated with the deferral, and considering the continued business relationship with Ensero Solutions, Inc (formerly AEG), concluded it was nominal as at September 30, 2021.

The carrying amounts of the Corporation’s trade and other accounts receivable and accounts payable and accrued liabilities are estimated to reasonably approximate their fair values, while the carrying amount of investments in marketable securities and the embedded derivative asset are adjusted to fair value at each balance sheet date. The fair values of all of the Corporation’s financial instruments measured as at September 30, 2021, other than the marketable securities that are included in investments, constitute Level 2 and Level 3 measurements within the fair value hierarchy defined under IFRS. The fair value of the investments in marketable securities constitute Level 1 measurements.

All of the Corporation’s mineral properties, plant and equipment are located in Canada and all of its mining operations and mineral exploration occur in Canada. Also, while a significant majority of the Corporation’s operating costs are denominated in Canadian dollars, it does have some exposure to costs, and therefore accounts payable and accrued liabilities, denominated in US dollars.

The Corporation has not employed any hedging activities in respect of the prices for its payable metals or for its exposure to fluctuations in the value of the US dollar.

9. KEY MANAGEMENT COMPENSATION

The remuneration of directors and those persons having authority and responsibility for planning, directing and controlling activities of the Corporation was as follows:

(expressed in thousands of Canadian dollars)	Three months ended September 30	Nine months ended September 30
	2021	2020	2021	2020

Salaries and other short-term benefits	$ 429	$ 431	$ 1,580	$ 1,731
Share-based compensation	364	317	1,086	1,028

	$ 793	$ 748	$ 2,666	$ 2,759

10. CRITICAL ACCOUNTING POLICIES, ESTIMATES AND JUDGMENTS

The Corporation adopted a new accounting policy related to Revenue recognition and early adopted a new accounting standard IAS 16, Property, Plant and Equipment: Proceeds before Intended Use, which is described in Notes 2 and 3 of Alexco’s September 30, 2021 interim condensed consolidated financial statements. All other significant accounting policies as well as significant judgment and estimates are consistent with those presented in Notes 3 and 5 of Alexco’s December 31, 2020 annual consolidated financial statements.

11. NON-GAAP MEASURES

The Corporation presents non-GAAP measures, which are not defined in IFRS. A description and calculation of the measures are given below and may differ from similarly named measures provided by other issuers. We disclose these measures because we believe it assists readers in understanding Alexco’s financial position. These measures should not be considered in isolation or used in substitute for other measures prepared in accordance with IFRS.

Adjusted Income (Loss) Before Taxes, Adjusted Net Income (Loss) and Adjusted basic and diluted net income (loss) per common share

The Adjusted Income (Loss) Before Taxes excludes amounts recorded with respect to the change in fair value on the embedded derivative asset related to the Wheaton SPA, and within this MD&A is provided before tax, net of tax and on a per-share basis (see Adjusted Net Income (Loss) and Adjusted basic and diluted net income (loss) per common share). These measures are used by management to facilitate comparability between periods, and are believed to be relevant to external users for the same reason. They are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

Alexco Resource Corp. ׀ Page 14

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE AND NINE MONTH PERIODS ENDED SEPTEMBER 30, 2021

These measures are reconciled to Income (Loss) Before Taxes from the interim condensed consolidated statements of loss and comprehensive loss for Q3 2021 and Q3 2020. Adjusted basic and diluted net income (loss) per common share has been calculated using the same weighted average number of common shares outstanding included in the interim Q3 2021 financial statements. The reconciliation is as follows:

(expressed in thousands of Canadian dollars, except per share and share amounts)
	Q3 2021	Q3 2020	YTD 2021	YTD 2020

Income (Loss) Before Taxes	$ 5,471	$ (17,490)	$ 7,022	$ (26,141)
Subtract:
Gain (Loss) on embedded derivative asset	8,743	(11,976)	11,552	(15,458)

Adjusted Income (Loss) Before Taxes	(3,272)	(5,514)	(4,530)	(10,683)

Income tax provision (recovery)	960	(2,249)	1,099	(3,388)
Income net of tax from discontinued operations	-	-	-	7,336

Adjusted Net Income (Loss)	$ (4,232)	$ (3,265)	$ (5,629)	$ 41

Adjusted basic and diluted net income (loss) per common share	$ (0.03)	$ (0.02)	$ (0.04)	$ -

Net Working Capital

Consolidated net working capital comprises those components of current assets and liabilities which support and result from the Corporation’s ongoing running of its current operations. It is provided to give a quantifiable indication of the Corporation’s short-term cash generation ability and business efficiency. As a measure linked to current operations and sustainability of the business, net working capital includes: cash and cash equivalents, accounts and other receivables, investments, inventories, and prepaid expenses and other, less accounts payable and accrued liabilities, lease liabilities, and environmental services contract loss provision. Excluded components are deferred revenue, decommissioning and rehabilitation provision, flow-through share premium, and current portion of embedded derivative asset.

12. DISCLOSURE CONTROLS AND PROCEDURES

Internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the accounting principles under which the Corporation’s financial statements are prepared. As required under National Instrument 52-109, management advises that there have been no significant changes in the Corporation’s internal control over financial reporting during Q3 2021 that have materially affected, or are reasonably likely to materially affect, the Corporation’s internal control over financial reporting.

13. RISK FACTORS

There have been no material changes to the risk factors set forth in Alexco’s Annual Information Form for the year ended December 31, 2020. The risk factors included in our Annual Information Form for the year ended December 31, 2020, in addition to the other information set forth in this MD&A, could materially affect our business, financial condition or results of operations. Additional risks and uncertainties not currently known to us or that we deem to be immaterial could also materially adversely affect our business, financial condition or results of operations.

Alexco Resource Corp. ׀ Page 15

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE AND NINE MONTH PERIODS ENDED SEPTEMBER 30, 2021

14. CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This MD&A contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities laws (together, “forward-looking statements”) concerning the Corporation's business plans, including but not limited to anticipated results and developments in the Corporation’s operations in future periods, planned exploration and development of its mineral properties, plans related to its business and other matters that may occur in the future, made as of the date of this MD&A.

Forward-looking statements may include, but are not limited to, statements with respect to additional capital requirements to fund further exploration and development work on the Corporation's properties, future remediation and reclamation activities, future mineral exploration, the estimation of Mineral Reserves and Mineral Resources, the realization of Mineral Reserve and Mineral Resource estimates, future mine construction and development activities, future mine operation and production, the timing of activities, the amount of estimated revenues and expenses, the success of exploration activities, permitting timelines, requirements for additional capital and sources, uses of funds, and the Corporation’s ability to successfully withstand the impact of the COVID-19 pandemic. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects”, “anticipates”, “plans”, “estimates”, “intends”, “strategy”, “goals”, “objectives” or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be “forward-looking statements”.

Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors which could cause actual events or results to differ from those expressed or implied by the forward-looking statements. Such factors include, but are not limited to, risks related to actual results and timing of exploration and development activities; actual results and timing of exploration, development and mining activities; inability of the Corporation to finance the development of its mineral properties; uncertainty of capital costs, operating costs, production and economic returns; actual results and timing of environmental services operations; actual results and timing of remediation and reclamation activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of silver, gold, lead, zinc and other commodities; uncertainties relating to the interpretation of drill results, the geology, grade and continuity of the Corporation’s mineral deposits; possible variations in resources, grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; the Corporation’s need to attract and retain qualified management and technical personnel; accidents, labour disputes and other risks of the mining industry; First Nation rights and title; continued capitalization and commercial viability; global economic conditions; competition; risks related to governmental regulation, including environmental regulation; delays or inability of the Corporation in obtaining governmental approvals necessary to develop and operate mines on the Corporation’s properties; inability of the Corporation to obtain additional financing needed to fund certain contingent payment obligations on reasonable terms or at all; variations in interest rates and foreign exchange rates; and the impact of COVID-19 and the instability thereof, including disruption or delay of exploration and mining activities. Furthermore, forward-looking statements are statements about the future and are inherently uncertain, and actual achievements of the Corporation or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including but not limited to those referred to in this MD&A under the heading “Risk Factors” and elsewhere.

Forward-looking statements relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and certain assumptions that management believes are reasonable at the time they are made. In making the forward-looking statements included in this MD&A, the Corporation has applied several material assumptions, including, but not limited to, the assumption that: (1) additional financing may be needed to fund certain contingent payment obligations to Wheaton; (2) additional financing needed for the capacity related refund under the SPA with Wheaton will be available on reasonable terms; (3) additional financing needed for further exploration and development work on the Corporation's properties will be available on reasonable terms; (4) the proposed development of its mineral projects will be viable operationally and economically and proceed as planned; (5) market fundamentals will result in sustained silver, gold, lead and zinc demand and prices, and such prices will not be materially lower than those estimated by management in preparing the interim condensed consolidated financial statements for the three and nine month periods ended September 30, 2021; (6) market fundamentals will result in sustained silver, gold, lead and zinc demand and prices, and such prices will be materially consistent with or more favourable than those anticipated in the PFS; (7) the actual nature, size and grade of its Mineral Reserves and Mineral Resources are materially consistent with the Mineral Reserve and Mineral Resource estimates reported in the supporting technical reports, including the PFS; (8) labour and other industry services will be available to the Corporation at prices consistent with internal estimates; (9) the continuances of existing and, in certain circumstances, proposed tax and royalty regimes; and (10) that other parties will continue to meet and satisfy their contractual obligations to the Corporation. Statements concerning Mineral Reserve and Mineral Resource estimates may also be deemed to constitute forward-looking information to the extent that they involve estimates of the mineralization that will be encountered as the Keno Hill project is developed. Other material factors and assumptions are discussed throughout this MD&A and, in particular, under the headings “Critical Accounting Estimates and Judgments” and “Risk Factors”.

Alexco Resource Corp. ׀ Page 16

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE AND NINE MONTH PERIODS ENDED SEPTEMBER 30, 2021

The Corporation's forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made and should not be relied on as representing the Corporation's views on any subsequent date. While the Corporation anticipates that subsequent events may cause its views to change, the Corporation specifically disclaims any intention or any obligation to update forward-looking statements if circumstances or management's beliefs, expectations or opinions should change, except as required by applicable law. For the reasons set forth above, investors should not place undue reliance on forward-looking statements.

15. SUMMARY OF MINERAL RESERVE AND RESOURCE ESTIMATES

The following tables sets forth the estimated Probable Mineral Reserves and Mineral Resources for the Corporation’s mineral properties within the KHSD:

Summary of Mineral Reserves Estimates

Deposit3	Category	Tonnes	Ag (g/t)	Pb (%)	Zn (%)	Au (g/t)	Contained Metal
							Ag (000 oz)	Au (000 oz)	Pb (M Ibs)	Zn (M Ibs)
Bellekeno	Proven	-	-	-	-	-
	Probable	12,809	936	13.00	7.30	0	385	0	4	2
Bellekeno Surface Stockpile	Proven
	Probable	3,397	1150	21.70	4.50	0	126	0	2	0
Lucky Queen	Proven	-	-	-	-	-	-		-	-
	Probable	70,648	1,269	2.71	1.56	0.13	2,883	0	4	2
Flame and Moth	Proven	-	-	-	-	-	-		-	-
	Probable	721,322	672	2.69	6.21	0.49	15,590	11	43	99
Bermingham	Proven	-	-	-	-	-	-		-	-
	Probable	630,173	899	2.26	1.30	0.13	18,209	3	31	18
Total	Proven	-	-	-	-	-	-		-	-
	Probable	1,438,349	804	2.64	3.84	0.31	37,193	14	84	122

Notes:

1.       Mineral Reserves are reported herein based on an NSR cutoff value using estimated metallurgical recoveries, assumed metal prices and smelter terms, which include payable factors, treatment charges, penalties, and refining charges

2.       Tonnage and grade measurements are in metric units. Contained gold and silver ounces are reported as troy ounces

3.       The Bellekeno, Lucky Queen, Flame & Moth and Bermingham deposits are incorporated into the current mine plan supported by disclosure in the news release dated May 26, 2021 entitled “Alexco Announces 22% Increase to Silver Reserves; Updated Technical Report Demonstrates Robust Economics at Keno Hill”.

4.       Rounding as required by reporting guidelines may result in apparent summation differences between tonnes, grade and contained metal content.

Alexco Resource Corp. ׀ Page 17

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE AND NINE MONTH PERIODS ENDED SEPTEMBER 30, 2021

Summary of Indicated and Inferred Resource Estimates

Category	Deposit	Tonnes	Ag (g/t)	Au (g/t)	Pb (%)	Zn (%)	Contained Ag (oz)
Indicated	Bellekeno	213,000	620	n/a	5.5%	5.5%	4,246,000
	Lucky Queen	132,300	1,167	0.2	2.4%	1.6%	4,964,000
	Flame & Moth	1,679,000	498	0.4	1.9%	5.3%	26,883,000
	Onek	700,200	191	0.6	1.2%	11.9%	4,300,000
	Bermingham	1,102,300	930	0.1	2.4%	1.7%	32,959,000
Total Indicated		3,826,800	596	0.34	2.1%	5.4%	73,352,000
Inferred	Bellekeno	302,000	359	n/a	2.5%	5.4%	3,486,000
	Lucky Queen	257,900	473	0.1	1.0%	0.8%	3,922,000
	Flame & Moth	365,200	356	0.3	0.5%	4.3%	4,180,000
	Onek	285,100	118	0.4	1.2%	8.3%	1,082,000
	Bermingham	509,400	717	0.2	1.7%	1.5%	11,743,000
Total Inferred		1,719,600	442	0.2	1.4%	3.9%	24,413,000

Notes:

1.       All Mineral Resources are classified following the CIM Definition Standards for Mineral Resources and Mineral Reserves (May 2014) of NI 43-101.

2.       Indicated Mineral Resources are inclusive of Probable Mineral Reserves estimates.

3.       Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability. All numbers have been rounded to reflect the relative accuracy of the estimates.

4.       The Mineral Resource estimates comprising Lucky Queen and Flame & Moth, Onek and Bermingham are supported by disclosure in the news release dated March 28, 2019 entitled “Alexco Announces Positive Pre-Feasibility Study for Expanded Silver Production at Keno Hill Silver District” and the Technical Report filed on SEDAR dated February 13, 2020 with an effective date of March 28, 2019.

5.       The Mineral Resource estimate for the Bermingham deposit is based on Mineral Resource estimates having an effective date of March 28, 2019.

6.       The Mineral Resource estimate for the Lucky Queen, Flame & Moth and Onek deposits have an effective date of January 3, 2017.

7.       The Mineral Resource estimate for the Bellekeno deposit is based on an internal Mineral Resource estimate completed by Alexco Resource Corp. and externally audited by SRK Consulting Inc., having an effective date of January 01, 2021. This Mineral Resource estimate has been depleted to reflect all mine production from Bellekeno to the end of December 2020.

Summary of Historical Resource Estimates

		Tonnes	Ag (g/t)	Au (g/t)	Pb (%)	Zn (%)	Contained Ag (oz)
Historical Resources	Silver King[1,2]
	Proven, probable and indicated	99,000	1,354	n/a	1.6%	0.1%	4,310,000
	Inferred	22,500	1,456	n/a	0.1%	n/a	1,057,000

Notes:

1.     Historical resources for Silver King were estimated by UKHM, as documented in an internal report entitled “Mineral Resources and Mineable Ore Reserves” dated March 9, 1997. The historical resources were estimated based on a combination of surface and underground drill holes and chip samples taken on the vein and calculated using the polygonal (block) model and the 1997 CIM definitions for resource categories. Verification of the estimate would require new drill holes into a statistically significant number of the historical resource blocks and/or a combination of on-vein sampling. A Qualified Person (as defined by NI 43-101) has not done sufficient work to classify this estimate of historical resources as current Mineral Resources or Mineral Reserves, nor is Alexco treating this historical estimate as current Mineral Resources or Mineral Reserves.

2.     The disclosure regarding the summary of historical Mineral Resources for Alexco’s mineral properties within the Keno Hill District has been reviewed and approved by Neil Chambers, P.Eng., Mine Superintendent and a Qualified Person as defined by NI 43-101.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE AND NINE MONTH PERIODS ENDED SEPTEMBER 30, 2021

16. TECHNICAL DISCLOSURE CAUTIONARY NOTE TO U.S. INVESTORS - INFORMATION CONCERNING PREPARATION OF RESOURCE ESTIMATES

The material scientific and technical information in respect of Alexco’s Keno Hill Silver District project in the MD&A, unless otherwise indicated, is based upon the information contained in the PFS. Readers are encouraged to read the PFS, which is available under the Corporation’s profile on SEDAR, for detailed information concerning KHSD. All disclosure contained in this MD&A regarding the Mineral Reserves and Mineral Resource estimates and economic analysis on the property is fully qualified by the full disclosure contained in the PFS.

A production decision which is made without a feasibility study of Mineral Reserves demonstrating economic and technical viability carries additional potential risks which include, but are not limited to, the risk that additional detailed work may be necessary with respect to mine design and mining schedules, metallurgical flow sheets and process plant designs, and the noted inherent risks pertaining to the inclusion of approximately 2% Inferred Mineral Resources (as defined herein) in the mine plan.

This MD&A has been prepared in accordance with the requirements of Canadian provincial securities laws, which differ from the requirements of U.S. securities laws. Unless otherwise indicated, all Mineral Reserve and Mineral Resource estimates included have been prepared in accordance with Canadian National Instrument 43-101 - Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) - CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended. NI 43-101 is an instrument developed by the Canadian securities administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. These definitions differ from the definitions in requirements under United States securities laws adopted by the United States Securities and Exchange Commission (the “SEC”) under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”).

Under the Canadian rules, estimates of inferred Mineral Resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that all or any part of an inferred Mineral Resource exists or is economically or legally mineable. An “inferred Mineral Resource” is that part of a Mineral Resource for which quantity and grade or quality are estimated on the basis of limited geological evidence and sampling. Geological evidence is sufficient to imply but not verify geological and grade or quality continuity. An inferred Mineral Resource has a lower level of confidence than that applying to an indicated Mineral Resource and must not be converted to a Mineral Reserve. It is reasonably expected that the majority of inferred Mineral Resources could be upgraded to indicated Mineral Resources with continued exploration.

Investors are cautioned not to assume that all or any part of Mineral Reserves and Mineral Resources determined in accordance with NI 43-101 and CIM standards will qualify as, or be identical to, Mineral Reserves and Mineral Resources estimated under the standards of the SEC applicable to U.S. companies. The SEC has adopted amendments to its disclosure rules to modernize the mineral property disclosure requirements for issuers whose securities are registered with the SEC. As a foreign private issuer that files its annual report on Form 40-F with the SEC pursuant to the multi-jurisdictional disclosure system, the Company is not required to provide disclosure on its mineral properties under the SEC’s new rules and will continue to provide disclosure under NI 43-101 and the CIM standards. If the Corporation ceases to be a foreign private issuer or lose its eligibility to file its annual report on Form 40-F pursuant to the multi-jurisdictional disclosure system, then the Corporation will be subject to the new SEC rules, which differ from the requirements of NI 43-101 and the CIM standards.

Accordingly, information contained in this MD&A and the documents incorporated by reference herein and therein that contain descriptions of the Corporation’s mineral deposits may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

Additional Information

Additional information relating to Alexco, including Alexco’s Annual Information Form for the year ended December 31, 2020 can be found on the Corporation’s profile on SEDAR at www.sedar.com and on the Corporation’s website at www.alexcoresource.com and the Edgar website at www.sec.gov.

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